NOTIFICATION OF THE REMOVAL FROM LISTING
AND REGISTRATION OF THE STATED SECURITIES

The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on February 27, 2012, pursuant to the provisions of Rule 12d2-2
(a).

[ X ] 17 CFR 240.12d2-2(a)(2)  That the
entire class of this security was redeemed or paid at maturity or retirement on February 15, 2012.


The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on February 15, 2012.